Exhibit 99.2

ZK International Group Co., Ltd. and The CF Opportunity Fund Successfully Closes $5 Million Financing Priced at $1.59 per Share

WENZHOU, China, May 7, 2024 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN," "ZK International" or the "Company"), a leading provider of advanced steel products, is pleased to announce the successful closing of its previously announced $5 million financing.

The additional investment of US$1.5 million, was calculated at 165% premium, thus reinforces CF Opportunity Fund's dedication to ZK and its confidence in the Company's capacity for growth. As previously disclosed in the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2023, the Company, entered into a Securities Purchase Agreement, dated November 27, 2023 (the “Purchase Agreement”), with CF Opportunity Fund (the “Investor”). Pursuant to the Purchase Agreement, the Investor purchased and the Company issued and sold 3,154,885 ordinary shares of the Company, of no par value (the “Shares”), at an aggregate purchase price of $5 million (the “Private Placement”).

On April 29, 2024, the Company successfully issued the Shares, marking the closure of the Private Placement. The Company intends to utilize the net proceeds from the Private Placement for working capital and general corporate purposes, further bolstering its strategic initiatives and operational capabilities.

The Private Placement was exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S under the Securities Act.

Jiancong Huang, Chairman and CEO of ZK International, commented, "We are pleased to have completed this financing transaction, which demonstrates the confidence of investors in our business strategy and growth prospects. The additional capital will enhance our financial flexibility and support our ongoing efforts to drive long-term value creation for our shareholders."

ZK International Group Co., Ltd. remains committed to executing its growth plans and delivering sustainable value to its stakeholders.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About ZK International Group Co., Ltd.:

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.